                                                                      EXHIBIT 99

CONTACT:
Robert F. Doman, President & CEO - 978.909.2216
Richard Christopher, VP Finance & CFO - 978.909.2211
Shari Lovell, Director, Shareholder Services - 416.363.5059
Chad Rubin, Investor Relations Contact, The Trout Group LLC - 646.378.2947

                          DUSA PHARMACEUTICALS REPORTS
         SECOND QUARTER 2007 CORPORATE HIGHLIGHTS AND FINANCIAL RESULTS

         REVENUES TOTAL $6.9 MILLION; NON-GAAP BOTTOM LINE IMPROVES 44%;
                     INITIAL LATIN AMERICAN ORDERS RECEIVED

WILMINGTON, MA - AUGUST 7, 2007 -- DUSA Pharmaceuticals, Inc.(R) (NASDAQ GM:
DUSA), a dermatology company that is developing and marketing Levulan(R) photodynamic therapy (PDT) and other products targeting patients with common skin conditions, reported today its corporate highlights and financial results for the second quarter ended June 30, 2007.

Total product revenues for the quarter were $6.9 million as compared to $6.6 million for the comparable 2006 period. PDT revenues totaled $4.1 million versus $3.8 million for the comparable 2006 period. The increase in PDT revenues was driven primarily by a 19% increase in U.S. Levulan(R) Kerastick(R) revenue. Despite the anticipated impact on Nicomide(R) from the March 2007 lifting of the preliminary injunction which previously had prohibited River's Edge from selling its niacinamide based product, non-PDT revenues remained relatively flat year-over-year at $2.8 million.

Total product revenues for the six-months ended June 30, 2007 were $13.5 million as compared to $11.4 million for the comparable 2006 period. PDT revenues totaled $8.6 million versus $7.7 million in the comparable 2006 period. Non-PDT revenues totaled $4.9 million versus $3.7 million in the comparable 2006 period. Non-PDT revenues for 2006 represent the period following our merger with Sirius Laboratories, Inc.(R), which occurred on March 10, 2006.

For the three-month and six-month periods ended June 30, 2007, DUSA's net loss on a GAAP basis was ($2.5) million, or ($0.13) per common share, and ($5.8) million, or ($0.30) per common share, respectively. GAAP net losses for the comparable 2006 periods were ($4.7) million, or ($0.24) per common share, and ($9.3) million, or ($0.50) per common share. On a non-GAAP basis, the Company's net losses for the three-month and six-month periods ended June 30, 2007 were ($2.0) million, or ($0.10) per common share, and ($5.1) million, or ($0.26) per common share, respectively. Non-GAAP net losses for the comparable 2006 periods were ($3.6) million, or ($0.18) per common share, and ($6.2) million, or ($0.33) per common share. The quarterly non-GAAP net loss represents a 44% decrease from the prior year. Investors are encouraged to refer to the "Use of Non-GAAP Financial Measures" section and the accompanying financial table for a reconciliation of GAAP to non-GAAP information.

Corporate Updates:

-    Latin American launch of Levulan(R) PDT.

     - We have been actively working with our Latin American marketing partner, Stiefel Laboratories, Inc., to obtain acceptable final pricing from the Brazilian regulatory authorities. At the same time, Stiefel has been moving forward with launch plans for the other Latin American countries. Subsequent to the end of the quarter, we received our first purchase orders from Stiefel for distribution of the Levulan(R) Kerastick(R) in Argentina and Mexico. In light of the unexpected delay in receiving acceptable final pricing in Brazil, we are in the process of amending certain terms of the original Stiefel agreement to reflect current plans to launch in the other Latin American countries prior to Brazil.

-    Product Development.

     - We began enrollment of our Phase IIb clinical trial of Levulan(R) PDT for the treatment of moderate to severe acne during the first quarter of 2007. We currently have 11 clinical sites that have accrued 54 patients in the trial.

-    Management.

     - Robert Doman was elected by the Board of Directors as President and Chief Executive Officer on June 14, 2007, following the Company's Annual Shareholders Meeting.

-    Legal Proceedings.

     - During the quarter, DUSA continued to execute marketing strategies aimed at retaining Nicomide(R) market share versus the River's Edge product, which re-entered the market as a result of the March 7, 2007, dissolution of a preliminary injunction. On June 14, 2007, the court granted DUSA's request to amend its complaint to assert claims against River's Edge for violations of the Lanham Act and infringement of our copyright. Also, the court dismissed the various state law claims that River's Edge had alleged against us. The court has also ordered that the parties participate in a non-binding mediation. The mediation is set to occur on August 9, 2007. DUSA believes that the River's Edge product re-entered the market in late March 2007 and expects its presence to adversely impact Nicomide(R) sales throughout the litigation process.

MANAGEMENT COMMENTS:

"During the quarter, we invested a considerable amount of sales resources on the launch of our new product, ClindaReachTM, and instituted strategies aimed at mitigating the effects of the re-entry of the River's Edge product to the market," stated President and CEO Robert Doman. "While managing these additional factors, we are pleased to report that we were able to grow our U.S. Kerastick(R) revenue by 19% year over year."

"Our Phase IIb clinical trial of Levulan(R) PDT for the treatment of moderate to severe acne is now well underway", Doman continued.

"We are also pleased to report that, subsequent to the end of the quarter, we received our first purchase orders for Levulan(R) Kerastick(R) units for Latin America. This is a significant step forward as we continue to expand our PDT franchise globally," concluded Doman.

FINANCIAL SUMMARY:

Revenues for the three and six-month periods ended June 30, 2007 were $6,862,000 and $13,539,000, respectively, as compared to $6,619,000 and $11,370,000, respectively for the comparable 2006 periods, and were comprised of the following:

                                                         Three-months
                                                        ended June 30,        Six-months ended June 30,
                                                  -------------------------   -------------------------
                                                      2007          2006          2007         2006
                                                  (Unaudited)   (Unaudited)   (Unaudited)   (Unaudited)
                                                  -----------   -----------   -----------   -----------
PDT Drug & Device Product Revenues
   Kerastick(R) Product Revenues:
      United States                                $3,461,000    $2,912,000   $ 7,185,000   $ 5,722,000
      Canada                                          192,000       420,000       393,000       763,000
                                                   ----------    ----------   -----------   -----------
         Subtotal Kerastick(R) Product Revenues     3,653,000     3,332,000     7,578,000     6,485,000
   BLU-U(R) Product Revenues:
      United States                                   380,000       451,000       946,000     1,117,000
      Canada                                           29,000        59,000        94,000        92,000
                                                   ----------    ----------   -----------   -----------
          Subtotal BLU-U(R) Product Revenues          409,000       510,000     1,040,000     1,209,000
Total PDT Drug & Device Product Revenues            4,062,000     3,842,000     8,618,000     7,694,000
Total Non-PDT Drug Product Revenues                 2,800,000     2,777,000     4,921,000     3,676,000
                                                   ----------    ----------   -----------   -----------
      TOTAL PRODUCT REVENUES                       $6,862,000    $6,619,000   $13,539,000   $11,370,000
                                                   ==========    ==========   ===========   ===========

The increase in Kerastick(R) revenues for the three-month period ended June 30, 2007 from the comparable 2006 period was driven by increased sales volumes and an increase in the average net unit selling price. There were 35,886 Levulan(R) Kerastick(R) units sold for the three months ended June 30, 2007 versus 34,944 units sold in the comparable 2006 period. The Company's average net selling price for the Levulan(R) Kerastick(R) increased to $101.78 in the second quarter of 2007 from $95.36 in the second quarter of 2006. The decrease in BLU-U(R) revenue was the result of lower overall sales volumes which were partially offset by an increase in the average selling price of this product. There were 46 units sold for the three months ended June 30, 2007 versus 66 units sold in the comparable 2006 period. The average net selling price for the BLU-U(R) increased to $8,269 for the three months ended June 30, 2007 from $7,454 in the comparable 2006 period. Non-PDT drug product revenues represent the revenues generated by the products acquired as part of DUSA's merger with Sirius. The substantial majority of this revenue is attributable to sales of Nicomide(R). Non-PDT revenues for the three-month period ended June 30, 2007 were consistent with revenues in the comparable 2006 period. Non-PDT revenues for the six-month period ended June 30, 2006 reflects only the period March 10, 2006 (date of merger) through June 30, 2006.

Total product margins for the three-month period ended June 30, 2007 were 74% versus 55% in the prior year. Total PDT drug and device product margins for the second quarter of 2007 were $2.9 million, or 72%, versus $2.6 million, or 68% for the comparable 2006 period. Levulan(R) Kerastick(R) gross margins for the three-month period ended June 30, 2007 were 79%, versus 77% for the comparable 2006 period. Similar to the increase in revenues, the increase in margin is mainly attributable to increases in both unit sales volumes and average selling prices. BLU-U(R) margins for the second quarter of 2007 were 12%, versus 9% for the comparable 2006 period. Non-PDT drug product margins reflect the margin generated by the products acquired as part of DUSA's March 10, 2006 merger with Sirius. Total non-PDT gross margins for the three-month period ended June 30, 2007 were 77% compared with 36% for the comparable 2006 period. In 2006, non-PDT margins were negatively impacted by the recording of intangible asset amortization and the fair value adjustment to inventory.

Total operating costs for the three-month period ended June 30, 2007 were $7.7 million, compared with $8.5 million in the comparable 2006 period. Research and development costs remained relatively flat at $1.6 million as the increased spending on the Company's Phase IIb clinical trial on acne was offset by reduced spending for the development of Levulan(R) to treat photodamaged skin and Barrett's Esophagus. Marketing and sales costs increased to $3.3 million for the second quarter of 2007 from $3.2 million in the comparable 2006 period due primarily to increased spending on the launch of ClindaReach. General and administrative costs decreased to $2.8 million in the second quarter of 2007 from $3.8 million in the comparable 2006 period. This decrease is mainly attributable to lower legal and other professional services costs incurred during the second quarter of 2007 primarily involving the River's Edge case. General and administrative expenses are highly dependent on the Company's legal and other professional fees, which can vary significantly from period to period particularly in light of DUSA's litigation strategy to protect its intellectual property.

As of June 30, 2007, total cash, cash equivalents, and U.S. government securities were $13.0 million, compared to $18.2 million at December 31, 2006. The decrease is primarily attributable to cash expended to fund operational expenses. Net cash expenditures for second quarter of 2007 were $3.4 million.

Condensed Consolidated Balance Sheets, Condensed Consolidated Statement of Operations and GAAP to Non-GAAP reconciliation follow:

DUSA Pharmaceuticals, Inc.
Condensed Consolidated Balance Sheets

                                                            June 30,      December 31,
                                                             2007            2006
                                                         -------------   -------------
                                                          (Unaudited)
ASSETS
CURRENT ASSETS
   Cash and cash equivalents                             $   3,028,932   $   3,267,071
   Marketable securities                                    10,020,979      14,943,196
   Accrued interest receivable                                  76,840         158,374
   Accounts receivable, net                                  1,858,270       2,060,565
   Inventory                                                 2,912,166       2,343,472
   Prepaid and other current assets                          1,078,409       1,535,819
                                                         -------------   -------------
      TOTAL CURRENT ASSETS                                  18,975,596      24,308,497
Restricted cash                                                166,813         162,805
Property, plant and equipment, net                           2,421,531       2,567,286
Goodwill                                                     6,272,505       5,772,505
Deferred charges and other assets                            1,026,272         944,720
                                                         -------------   -------------
      TOTAL ASSETS                                       $  28,862,717   $  33,755,813
                                                         =============   =============
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
   Accounts payable                                      $   1,167,478   $     649,523
   Accrued compensation                                        750,100       1,674,470
   Other accrued expenses                                    2,782,808       3,841,891
   Deferred revenue                                            412,002          57,270
                                                         -------------   -------------
      TOTAL CURRENT LIABILITIES                              5,112,388       6,223,154
Other liabilities                                            2,244,146       1,199,086
                                                         -------------   -------------
     TOTAL LIABILITIES                                       7,356,534       7,422,240
                                                         -------------   -------------
SHAREHOLDERS' EQUITY
Capital Stock
Authorized: 100,000,000 shares; 40,000,000 shares
   designated as common stock, no par, and 60,000,000
   shares issuable in series or classes; and 40,000
   junior Series A preferred shares. Issued and
   outstanding: 19,495,067 and 19,480,067 shares of
   common stock, no par, at June 30, 2007 and December
   31, 2006 respectively
                                                           143,250,537     142,959,298
Additional paid-in capital                                   5,038,324       4,320,625
Accumulated deficit                                       (126,735,309)   (120,886,977)
Accumulated other comprehensive loss                           (47,369)        (59,373)
                                                         -------------   -------------
      TOTAL SHAREHOLDERS' EQUITY                            21,506,183      26,333,573
                                                         -------------   -------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY               $  28,862,717   $  33,755,813
                                                         =============   =============

DUSA Pharmaceuticals, Inc. Condensed Consolidated Statement of Operations (Unaudited)

                                                     Three-months
                                                   ended June 30,         Six-months ended June 30,
                                              -------------------------   -------------------------
                                                  2007          2006          2007          2006
                                              (Unaudited)   (Unaudited)   (Unaudited)   (Unaudited)
                                              -----------   -----------   -----------   -----------
Product Revenues                              $ 6,862,198   $ 6,619,109   $13,539,038   $11,369,630
Cost of Product Revenues and Royalties          1,776,491     2,995,163     3,932,643     4,785,922
                                              -----------   -----------   -----------   -----------
   Gross Margin                                 5,085,707     3,623,946     9,606,395     6,583,708

Operating Costs:
   Research and Development                     1,576,909     1,527,523     3,103,013     3,038,254
   In-process research and development                 --            --            --     1,600,000
   Marketing and Sales                          3,309,583     3,176,523     6,840,290     5,867,207
   General and Administrative                   2,832,576     3,753,796     5,856,025     5,824,087
                                              -----------   -----------   -----------   -----------
Total Operating Costs                           7,719,068     8,457,842    15,799,328    16,329,548
                                              -----------   -----------   -----------   -----------
Loss from Operations                           (2,633,361)   (4,833,896)   (6,192,933)   (9,745,840)
                                              -----------   -----------   -----------   -----------
Other Income
   Other Income, net                              155,954       179,942       344,598       451,578
                                              -----------   -----------   -----------   -----------
Net Loss                                      $(2,477,407)  $(4,653,954)  $(5,848,335)  $(9,294,262)
                                              ===========   ===========   ===========   ===========
Basic and Diluted Net Loss per Common Share   $     (0.13)  $     (0.24)  $     (0.30)  $     (0.50)
                                              ===========   ===========   ===========   ===========
Weighted Average Number of Common Shares       19,487,485    19,448,824    19,483,796    18,544,084

USE OF NON-GAAP FINANCIAL MEASURES

In addition to reporting financial results in accordance with GAAP, DUSA has provided in the table below non-GAAP financial measures adjusted to exclude share-based compensation expense, amortization of intangible assets, and an in-process research and development charge related to the Company's merger with Sirius in the first quarter of 2006. The Company believes this presentation is useful to help investors better understand DUSA's financial performance, competitive position and prospects for the future. The Company uses the modified prospective method to report compensation charges associated with the expensing of stock options. Management believes these non-GAAP financial measures assist in providing a more complete understanding of the Company's underlying operational results and trends, and in allowing for a more comparable presentation of results. Management uses these measures along with their corresponding GAAP financial measures to help manage the Company's business and to help evaluate DUSA's performance compared to the marketplace. However, the presentation of non-GAAP financial measures is not meant to be considered in isolation or as superior to or as a substitute for financial information provided in accordance with GAAP. The non-GAAP financial measures used by the Company may be calculated differently from, and, therefore, may not be comparable to, similarly titled measures used by other companies.

Investors are encouraged to review the reconciliations of these non-GAAP financial measures to the comparable GAAP results, contained in the table below.

                                                              Three-months
                                                             ended June 30,        Six-months ended June 30,
                                                       -------------------------   -------------------------
                                                           2007          2006          2007          2006
                                                       (Unaudited)   (Unaudited)   (Unaudited)   (Unaudited)
                                                       -----------   -----------   -----------   -----------
GAAP Net Loss                                          $(2,477,407)  $(4,653,954)  $(5,848,335)  $(9,294,262)
Intangible Asset Amortization (a)                               --       437,309            --       539,348
In-Process R&D (b)                                              --            --            --     1,600,000
Stock Based Compensation (c)                               475,514       651,868       717,698       970,064
                                                       -----------   -----------   -----------   -----------
Non-GAAP Adjusted Net Loss                             $(2,001,893)  $(3,564,777)  $(5,130,637)  $(6,184,850)
                                                       ===========   ===========   ===========   ===========
Non-GAAP Basic and Diluted Net Loss per Common Share   $     (0.10)  $     (0.18)  $     (0.26)  $     (0.33)
                                                       ===========   ===========   ===========   ===========
Weighted Average Number of Common Shares                19,487,485    19,448,824    19,483,796    18,544,084

----------
(a) Amortization of intangible assets from date of merger (March 10, 2006) through the end of periods identified.

(b)  In-process research and development, one-time charge.

(c)  Share based compensation expense resulting from the adoption of SFAS
     123(R).

CONFERENCE CALL DETAILS AND DIAL-IN INFORMATION

In conjunction with this announcement, DUSA will host a conference call today:

                     Tuesday, August 7th - 8:30 a.m. Eastern

      If calling from the US or Canada use the following toll-free number:

                                  800.647.4314

                                 Password - DUSA

                          For international callers use

                                  435.871.6103

                                 Password - DUSA

                 A recorded replay of the call will be available

                     North American callers use 877.863.0350

                     International callers use 858.244.1268

The call will be accessible on our web site approximately one hour following the call at www.dusapharma.com.

ABOUT DUSA PHARMACEUTICALS

DUSA Pharmaceuticals, Inc. is an integrated dermatology specialty pharmaceutical company focused primarily on the development and marketing of its Levulan(R) Photodynamic Therapy (PDT) technology platform, and complementary dermatology products. Levulan(R) PDT is currently approved for the treatment of Grade 1 and Grade 2 actinic keratoses of the face and scalp, and is being developed for the treatment of acne. DUSA's other dermatology products include ClindaReach(TM), Nicomide(R), and the AVAR(R) line. DUSA is also supporting development of certain internal indications of Levulan(R) PDT. DUSA is based in Wilmington, Mass. Please visit our Web site at www.dusapharma.com.

Except for historical information, this news release contains certain forward-looking statements that represent our current expectations and beliefs concerning future events, and involve certain known and unknown risk and uncertainties. These forward-looking statements relate to management's belief regarding reentry of the River's Edge niacinamide product, expectations for an adverse impact on Nicomide(R) sales, and beliefs concerning non-GAAP financial measures. These forward-looking statements are further qualified by important factors that could cause actual results to differ materially from future results, performance or achievements expressed or implied by those in the forward-looking statements made in this release. These factors include, without limitation, the uncertainties of the litigation process, actions by health or securities regulatory authorities, changing market and regulatory conditions, the maintenance of our patent portfolio, dependence on third-party manufacturers, the ability to maintain our sales force and impact of sales activities, and other risks and uncertainties identified in DUSA's Form 10-K for the year ended December 31, 2006.

                                       ###